Exhibit 99.1

April 29, 2015

INVESTOR

NEWS

Fresenius Medical Care reports

first quarter 2015 results and confirms guidance for full year 2015

•                  First quarter performance fully on track to achieve full year guidance

•                  Strong revenue and earnings growth

•                  Strong cash flow generation

•                  Segment structure changed and additional disclosures for Care Coordination

First quarter 2015 key figures:

Net revenue	$3,960 million	+11%
Operating income (EBIT)	$504 million	+13%
Net income[1]	$210 million	+2%
Basic earnings per share	$0.69	+1%

Rice Powell, chief executive officer of Fresenius Medical Care stated: “Our first quarter 2015 results show a positive start into the year. We are pleased with our revenue and earnings growth. We have made good progress on our Care Coordination business and will make operating cost investments in this area in 2015 for future growth. Our performance is in line with our full year guidance for 2015 and we are on track to achieve our long-term targets”.

First quarter 2015

Revenue

Net revenue for the first quarter of 2015 increased by 11% to $3,960 million (+17% at constant currency) as compared to the first quarter of 2014. Organic revenue growth worldwide was 7%. Net Health Care revenue grew by 14% to $3,182 million (+18% at constant currency). The dialysis product revenue of $778 million remained on a similar level as compared to the first quarter of 2014 solely due to negative currency developments. On a constant currency basis the dialysis product revenue increased by +11%.

North America revenue for the first quarter of 2015 increased by 16% to $2,771 million. Organic revenue growth was 6%. Net Health Care revenue grew by 17% to $2,571 million with

1  attributable to shareholders of Fresenius Medical Care AG & Co. KGaA a same market treatment growth of 4%. Net Dialysis Care revenue increased by 4% to $2,137 million while the Care Coordination revenue increased by 191% to $434 million (organic growth of 39%). Dialysis product revenue increased by 4% to $200 million as compared to the first quarter of 2014.

International revenue increased by 2% to $1,180 million. On a constant currency basis revenue increased 18%. Organic revenue growth was 10%. Net Health Care revenue increased by 5% to $611 million (+24% at constant currency). Dialysis product revenue decreased by 2% to $569 million (+13% at constant currency).

Earnings

Operating income (EBIT) increased by 13% from $445 million in the first quarter of 2014 to $504 million in the first quarter of 2015. Delivered EBIT (operating income less noncontrolling interests)2 increased 12% to $450 million.

Operating income for North America for the first quarter of 2015 was $340 million, an increase of 1% as compared to the first quarter of 2014. Delivered EBIT decreased 3% to $288 million.

In the International segment, operating income for the first quarter of 2015 increased by 35% to $244 million as compared to $180 million in the first quarter of 2014.

Net interest expense for the first quarter of 2015 was $102 million as compared to $96 million in the first quarter of 2014 which mainly reflects the financing costs of the acquisitions made in the second half of 2014.

Income tax expense was $138 million for the first quarter of 2015, which translates into an effective tax rate of 34.3%. This compares to income tax expense of $102 million and a tax rate of 29.1% for the first quarter of 2014. Adjusted for the positive impact of a German tax audit the tax rate would have been 33.6% in the first quarter 2014.

Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA for the first quarter of 2015 was $210 million, an increase of 2% compared to $205 million for the first quarter of 2014.

2  Approximates the operating income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA.

Basic earnings per share (EPS) for the first quarter of 2015 was $0.69, an increase of 1% compared to the corresponding number for the first quarter of 2014. The weighted average number of shares outstanding for the first quarter of 2015 was approximately 303.7 million shares, compared to approximately 301.5 million shares for the first quarter of 2014. The increase in shares outstanding resulted from stock option exercises during the first quarter of 2015.

Cash flow

In the first quarter of 2015, the company generated $447 million in net cash provided by operating activities, representing 11% of revenue, compared to the corresponding figure of last year ($112 million).

A total of $197 million was spent for capital expenditures, net of disposals. Free cash flow was $250 million compared to a negative $85 million in the first quarter of 2014.

A total of $11 million in cash was spent for acquisitions, net of divestitures. Free cash flow after investing activities was $239 million as compared to a negative $220 million in the first quarter of 2014.

Employees

As of March 31, 2015, Fresenius Medical Care had 101,543 employees (full-time equivalents) worldwide, compared to 91,542 employees at the end of March 2014. This increase of ~10,000 employees was mainly attributable to acquisitions as well as our continued organic growth.

Balance sheet structure

The company´s total assets were $25,107 million (Dec. 31, 2014: $25,447 million), a decrease of 1%. Current assets decreased by 2% to $6,599 million (Dec. 31, 2014: $6,725 million). Non-current assets were $18,508 million (Dec. 31, 2014: $18,722 million), a decrease of 1%. Total equity increased by 1% to $10,139 million (Dec. 31, 2014: $10,028 million). The equity ratio was 40% as compared to 39% at the end of 2014. Total debt was $9,052 million (Dec. 31, 2014: $9,532 million). As of March 31, 2015, the debt/EBITDA ratio was 2.9 (Dec. 31, 2014: 3.1).

Please refer to the attachments for a complete overview of the results for the first quarter 2015 and the reconciliation of non-GAAP financial measures included in this release to the most comparable GAAP financial measures.

Outlook 3 confirmed

For the 2015 outlook the company expects revenue to grow at 5-7%, which at constant currency is a growth rate of 10-12%. Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to increase by 0—5% in 2015.

The company expects to spend around $1.0 billion on capital expenditures and around $400 million on acquisitions in 2015. The debt/EBITDA ratio is expected to be around 3.0 by the end of 2015.

For the 2016 projections we expect revenue to increase 9—12% and net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA to grow by 15—20%.

As disclosed in the company’s long-term target for 2020, the company expects revenue to grow at an average annual growth rate of approx. 10% and net income attributable to shareholders in the high single digits.

3  The original outlook/projection provided for 2015/2016 is based on exchange rates prevailing at the beginning of 2015. Savings from the global efficiency program are included, while potential acquisitions are not. In addition the outlook reflects further operating cost investments within the Care Coordination business for future growth in line with our 2020 strategy.

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the first quarter 2015 on Thursday, April 30, 2015 at 3.30 p.m. CEDT/ 9.30 a.m. EDT. The company invites investors to follow the live webcast of the call at the company’s website www.freseniusmedicalcare.com in the “Investors/Events” section. A replay will be available shortly after the call.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.6 million individuals worldwide. Through its network of 3,396 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatments for 286,768 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Please note: In 2015, we aligned the disclosure of segments to reflect changes in the way we manage our business. The former International segment is now sub-divided in EMEA (Europe, Middle East, Africa) segment, Asia-Pacific segment and Latin America segment.

Statement of earnings

	Three months ended March 31
in US$ million, except share data, unaudited	2015	2014	Change

Health Care revenue	3,289	2,845	15.6%
Less: patient service bad debt provision	107	63	68.6%
Net Health Care revenue	3,182	2,782	14.4%
Dialysis products revenue	778	782	-0.5%
Total net revenue	3,960	3,564	11.1%

Costs of revenue	2,776	2,482	11.9%
Gross profit	1,184	1,082	9.4%
Selling, general and administrative	655	620	5.7%
Research and development	31	30	3.0%
Income from equity method investees	(6)	(13)	-50.5%
Operating income (EBIT)	504	445	13.4%

Interest income	(60)	(16)	288.8%
Interest expense	162	112	45.1%
Interest expense, net	102	96	6.1%
Income before taxes	402	349	15.4%
Income tax expense	138	102	36.1%
Net income	264	247	6.9%
Less: Net income attributable to noncontrolling interests	54	42	31.0%
Net income attributable to shareholders of FMC AG & Co. KGaA	210	205	2.0%

Operating income (EBIT)	504	445	13.4%
Depreciation and amortization	176	167	5.2%
EBITDA	680	612	11.1%
EBITDA margin	17.2%	17.2%

Weighted average number of shares
Ordinary shares	303,683,075	301,491,046

Basic earnings per share	$0.69	$0.68	1.3%
Basic earnings per ADS	$0.35	$0.34	1.3%

In percent of revenue
Cost of revenue	70.1%	69.6%
Gross profit	29.9%	30.4%
Operating income (EBIT)	12.7%	12.5%
Net income attributable to shareholders of FMC AG & Co. KGaA	5.3%	5.8%

Segment and other information

	Three months ended March 31
unaudited	2015	2014	Change

Total
Revenue in US$ million	3,960	3,564	11.1%
Operating income (EBIT) in US$ million	504	445	13.4%
Operating income margin in %	12.7%	12.5%
Delivered EBIT in US$ million	450	403	11.5%
Days sales outstanding (DSO)	71	74
Employees (full-time equivalents)	101,543	91,542

North America
Revenue in US$ million	2,771	2,393	15.8%
Operating income (EBIT) in US$ million	340	336	1.3%
Operating income margin in %	12.3%	14.0%
Delivered EBIT in US$ million	288	295	-2.6%
Days sales outstanding (DSO)	52	56

U.S.
Revenue per dialysis treatment in US$	341	339	0.7%
Cost per dialysis treatment in US$	288	285	1.3%

International
Revenue in US$ million	1,180	1,161	1.6%
Operating income (EBIT) in US$ million	244	180	35.0%
Operating income margin in %	20.6%	15.5%
Delivered EBIT in US$ million	242	179	35.0%
Days sales outstanding (DSO)	114	107

EMEA
Revenue in US$ million	629	732	-14.1%
Operating income (EBIT) in US$ million	141	128	10.5%
Operating income margin in %	22.5%	17.5%
Delivered EBIT in US$ million	141	127	10.6%
Days sales outstanding (DSO)	110	97

Asia-Pacific
Revenue in US$ million	353	243	45.4%
Operating income (EBIT) in US$ million	85	33	147.9%
Operating income margin in %	23.9%	14.0%
Delivered EBIT in US$ million	83	33	150.5%
Days sales outstanding (DSO)	112	123

Latin America
Revenue in US$ million	198	186	6.5%
Operating income (EBIT) in US$ million	18	19	-3.8%
Operating income margin in %	9.0%	10.0%
Delivered EBIT in US$ million	18	19	-3.6%
Days sales outstanding (DSO)	133	123

Corporate
Revenue in US$ million	9	10	-12.9%
Operating income (EBIT) in US$ million	(80)	(71)	11.5%
Delivered EBIT in US$ million	(80)	(71)	11.7%

Balance sheet

	March 31	December 31
in US$ million, except debt/EBITDA ratio	2015	2014
	(unaudited)	(audited)
Assets
Current assets	6,599	6,725
Goodwill and Intangible assets	13,879	13,951
Other non-current assets	4,629	4,771
Total assets	25,107	25,447

Liabilities and equity
Current liabilities	3,546	3,477
Long-term liabilities	10,595	11,117
Noncontrolling interests subject to put provisions	827	825
Total equity	10,139	10,028
Total liabilities and equity	25,107	25,447

Equity/assets ratio	40%	39%

Debt
Short-term borrowings	118	133
Short-term borrowings from related parties	25	5
Current portion of long-term debt and capital lease obligations	307	314
Long-term debt and capital lease obligations, less current portion	8,602	9,080
Total debt	9,052	9,532

Debt/EBITDA ratio	2.9	3.1

Cash flow statement

	Three months ended March 31
in US$ million, unaudited	2015	2014
Operating activities
Net income	264	247
Depreciation / amortization	176	167
Change in working capital and other non-cash items	7	(302)
Net cash provided by operating activities	447	112
In percent of revenue	11.3%	3.2%

Investing activities
Purchases of property, plant and equipment	(201)	(200)
Proceeds from sale of property, plant and equipment	4	3
Capital expenditures, net	(197)	(197)

Free cash flow	250	(85)
In percent of revenue	6.3%	-2.4%

Acquisitions, net of cash acquired, and purchases of intangible assets	(22)	(137)
Proceeds from divestitures	11	2
Acquisitions, net of divestitures	(11)	(135)
Free cash flow after investing activities	239	(220)

Revenue development

in US$ million, unaudited	2015	2014	Change	Change at cc	Organic growth	Same market treatment growth[1]

Three months ended March 31
Total revenue	3,960	3,564	11.1%	16.6%	7.4%
Net Health Care	3,182	2,782	14.4%	18.3%	6.7%	3.9%
Dialysis products	778	782	0%	10.5%	10.0%

North America	2,771	2,393	15.8%	15.8%	6.4%
Net Health Care	2,571	2,201	16.8%	16.8%	6.6%	3.6%
Thereof Net Care Coordination revenue	434	149	190.8%	190.8%	39.1%
Thereof Net Dialysis Care revenue	2,137	2,052	4.2%	4.2%	4.2%	3.6%
Dialysis products	200	192	4.1%	4.1%	4.1%

International	1,180	1,161	1.6%	18.2%	9.7%
Net Health Care	611	581	5.1%	23.7%	7.3%	4.3%
Dialysis products	569	580	-1.8%	12.7%	12.1%

EMEA	629	732	-14.1%	4.5%	4.6%
Net Health Care	301	357	-15.7%	3.5%	3.8%	4.2%
Dialysis products	328	375	-12.6%	5%	5.4%

Asia-Pacific	353	243	45.4%	55.6%	17.7%
Net Health Care	164	88	86.4%	106.2%	5.7%	2.7%
Dialysis products	189	155	22.1%	26.9%	24.5%

Latin America	198	186	6.5%	23.4%	19.0%
Net Health Care	146	136	7.1%	23.4%	17.1%	5.4%
Dialysis products	52	50	4.9%	23.2%	24.1%

Corporate	9	10	-12.9%	5.8%

1 same market treatment growth = organic growth less price effects cc = constant currency. Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the current period local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a percentage change at Constant Currency.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation of non-GAAP to U.S. GAAP measures is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Additional information Segment North America

	Three months ended March 31
unaudited	2015	2014	Change

Care Coordination
Net revenue in US$ million	434	149	190.8%
Operating income (EBIT) in US$ million	15	13	20.5%
Operating income margin in %	3.5%	8.6%
Delivered EBIT	6	10	-44.6%

Dialysis
Net revenue in US$ million	2,337	2,244	4.2%
Operating income (EBIT) in US$ million	325	323	0.6%
Operating income margin in %	13.9%	14.4%
Delivered EBIT	282	285	-1.1%

Key metrics Dialysis Care Services

	Three months ended March 31, 2015
unaudited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	3,396	4%	42	286,768	6%	10,771,402	7%

North America	2,189	2%	32	176,326	3%	6,634,922	4%

EMEA	643	1%	8	52,790	1%	1,989,057	2%
Asia-Pacific	318	26%	2	25,684	42%	919,163	38%
Latin America	246	6%	—	31,968	10%	1,228,260	11%

Key metrics Care Coordination

	Three months ended March 31
unaudited	2015	2014	Growth in %
North America
Member months under medical cost management	4,268	1,790	138%
Medical cost under management (in US$)	35,981,554	15,505,840	132%
Care Coordination patient encounters	1,272,052	79,396	1502%

Member Months Under Medical Cost Management

Member months under medical cost management is calculated by multiplying the number of members who are included in value and risk-based reimbursement programs, such as Medicare Advantage plans or other value-based programs in the U.S., by the corresponding number of months these members participate in those programs (“Member Months”). An increase in patient membership may indicate future earnings or losses as our performance is determined through these managed care programs.

Medical Cost Under Management

Medical cost under management represents the management of medical costs associated with our patient membership in value and risk-based programs. For ESCO, BPCI and other shared savings programs, this is calculated by multiplying the Member Months in each program by the benchmark of expected medical cost per member per month. The sub-capitation and MA-CSNPs calculation multiplies the premium per member of the program per month by the number of Member Months associated with the plan, as noted above.

Care Coordination Patient Encounters

Care Coordination patient encounters represents the total patient encounters and procedures conducted by certain of our Care Coordination activities. Specifically, Care Coordination Patient Encounters is the sum of all encounters and procedures completed during the period by Sound Inpatient Physicians, Inc (“Sound”), MedSpring Urgent Care (“MedSpring”), Fresenius Vascular Care, and National Cardiovascular Partners (“NCP”) as well as patients in our Fresenius Medical Care Rx Bone Mineral Metabolism program.

Quality data

	North America		EMEA		Latin America		Asia-Pacific
in % of patients	Q1 2015	Q4 2014	Q1 2015	Q4 2014	Q1 2015	Q4 2014	Q1 2015	Q4 2014

Clinical Performance
Single Pool Kt/v > 1.2	97	96	96	96	80	80	97	97
No catheter (> 90 days)	85	83	83	83	82	82	92	92
Hemoglobin = 10-12 g/dl	72	74	76	77	50	50	59	60
Hemoglobin = 10-13 g/dl	77	80	77	77	65	66	67	69
Albumin > 3.5 g/dl1)	83	83	91	92	89	90	91	91
Phosphate < 5.5 mg/dl	64	64	79	79	74	75	68	70
Calcium = 8.4-10.2 mg/dl	84	85	75	76	76	76	75	76
Hospitalization days	9.0	9.1	9.6	9.4	3.2	3.2	4.2	4.3

Demographics
Average age (in years)	62	62	65	64	58	58	64	64
Average time on dialysis (in years)	4.1	4.0	5.5	5.5	4.9	5.9	4.8	4.9
Average body weight (in kg)	82	82	72	72	68	68	60	60
Prevalence of diabetes (in%)	60	60	28	28	19	19	40	39

1) International standard BCR CRM470

Reconciliation of non U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures

	Three months ended March 31
in US$ million, unaudited	2015	2014
Delivered EBIT reconciliation
Total
Operating income (EBIT)	504	445
less noncontrolling interests	(54)	(42)
Delivered EBIT	450	403

North America
Operating income (EBIT)	340	336
less noncontrolling interests	(52)	(41)
Delivered EBIT	288	295

Care Coordination
Operating income (EBIT)	15	13
less noncontrolling interests	(9)	(3)
Delivered EBIT	6	10

Dialysis
Operating income (EBIT)	325	323
less noncontrolling interests	(43)	(38)
Delivered EBIT	282	285

International
Operating income (EBIT)	244	180
less noncontrolling interests	(2)	(1)
Delivered EBIT	242	179

EMEA
Operating income (EBIT)	141	128
less noncontrolling interests	—	(1)
Delivered EBIT	141	127

Asia-Pacific
Operating income (EBIT)	85	33
less noncontrolling interests	(2)	—
Delivered EBIT	83	33

Latin America
Operating income (EBIT)	18	19
less noncontrolling interests	—	—
Delivered EBIT	18	19

Corporate
Operating income (EBIT)	(80)	(71)
less noncontrolling interests	—	—
Delivered EBIT	(80)	(71)

Reconciliation of net cash provided by operating activities to EBITDA1)
Total EBITDA	680	612
Interest expense, net	(102)	(96)
Income tax expense	(138)	(102)
Change in working capital and other non-cash items	7	(302)
Net cash provided by operating activities	447	112

Annualized EBITDA2)
Operating income (EBIT)	2,373	2,208
Depreciation and amortization	719	659
Non-cash charges	62	67
Annualized EBITDA	3,154	2,934

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

2) EBITDA: including largest acquisitions

Disclosure Changes

Old	New

1.) Segment reporting

Total	Total	Plus delivered EBIT
Revenue	Revenue
Operating income (EBIT)	Operating income (EBIT)
Operating income margin	Operating income margin
./.	Delivered EBIT
Days sales outstanding (DSO)	Days sales outstanding (DSO)
Employees (full-time equivalents)	Employees (full-time equivalents)

North America	North America
Revenue	Revenue	Changes in data in North America (no revenue & cost per treatment, but delivered EBIT)
Operating income (EBIT)	Operating income (EBIT)
Operating income margin	Operating income margin
./.	Delivered EBIT
Revenue per treatment	./.
Cost per treatment	./.
Days sales outstanding	Days sales outstanding (DSO)

U.S.	U.S.	Now revenue/tmt only reflecting the dialysis treatments
Revenue per treatment	Revenue per dialysis treatment
Cost per treatment	Cost per dialysis treatment

International	EMEA
Revenue	Revenue

The segment International is now sub-divided into the segments EMEA, Asia-Pacific and Latin America (excluding revenue per treatment, including delivered EBIT) to reflect changes in the way we manage our business.

Operating income (EBIT)	Operating income (EBIT)
Operating income margin	Operating income margin
./.	Delivered EBIT
Days sales outstanding (DSO)	Days sales outstanding (DSO)
Revenue per treatment	./.

Asia-Pacific
Revenue
Operating income (EBIT)
Operating income margin
Delivered EBIT
Days sales outstanding (DSO)

Latin America
Revenue

Operating income (EBIT)
Operating income margin
Delivered EBIT
Days sales outstanding (DSO)

Corporate	Corporate
Revenue	Revenue	Plus delivered EBIT so that delivered EBIT adds up
Operating income	Operating income (EBIT)
./.	Delivered EBIT

2.) Additional information North America segment:

North America	North America
Dialysis products revenue	Dialysis products revenue	Further breakdown of Revenue, Operating Income (EBIT) and delivered EBIT into Care Coordination and Dialysis
Net Health Care revenue	Net Health Care revenue
-Thereof Care Coordination revenue	-Thereof Net Care Coordination revenue
-Thereof Net Dialysis Care revenue	-Thereof Net Dialysis Care revenue

./.	Net Care Coordination revenue
./.	Net Dialysis revenue

Operating income (EBIT)	Operating income (EBIT)
./.	-Care Coordination operating income (EBIT)
./.	-Dialysis operating income (EBIT)

Operating income margin	Operating income margin
./.	-Care Coordination operating income margin
./.	-Dialysis operating income margin

./.	Delivered EBIT
./.	-Care Coordination Delivered EBIT
./.	-Dialysis Delivered EBIT

3.) North America Care Coordination - new business metrics:

./.	Member months under medical cost management	New business metrics that we think reflect the development of Care Coordination most approriate
./.	Medical cost under management (in US$)
./.	Care Coordination patient encounters (in US$)

CONTACT

Fresenius Medical Care AG & Co. KGaA

Investor Relations

61352 Bad Homburg v. d. H.

Germany

www.freseniusmedicalcare.com

Oliver Maier

Head of Investor Relations &

Corporate Communications

Tel. +49 6172 609 2601

Fax +49 6172 609 2301

email: ir@fmc-ag.com

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Fresenius Medical Care AG & Co. KGaA

Investor Relations

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